ROUGE RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR NINE MONTHS ENDED OCTOBER 31, 2009
(Stated in Canadian Dollars)

ITEM 1.1          INTRODUCTION

The following Management Discussion and Analysis (“MD&A”) was prepared as of December 7, 2009 and should be read in conjunction with the interim unaudited financial statements and related notes for the nine months ended October 31, 2009 contained herein and the audited financial statements and related notes for the year ended January 31, 2009.

Rouge Resources Ltd. (“we or the Company”) was incorporated in British Columbia on March 31, 1998, which was also the date of inception. The name was changed from Gemstar Resources Ltd on October 23, 2007 and at the same time a one for ten (1:10) share consolidation of our authorized, issued and outstanding share capital was approved and implemented. This resulted in all share and per share information in the financial statements being presented on a retroactive basis as if the share consolidation took place at the beginning of all years presented.

We are a reporting issuer in both British Columbia and Alberta and a foreign issuer in the United States with the Securities and Exchange Commission. Our common shares are posted for trading on the Over-The-Counter: Bulletin Board (OTC:BB) in the United States under the symbol ROUGF:OB.

ITEM 1.2          DESCRIPTION OF BUSINESS

We are in the business of acquisition, exploration and, if warranted, development of mineral resource properties, currently holding a 100% interest in one mineral property of merit, called the Dotted Lake Property (“the Property”). Since we are in the exploration stage, there are no current revenues nor have we earned any since inception. Significant additional financing and considerable time will be required before the Property can be explored and, if warranted, developed into a commercial opportunity.

The property consists of a single claim totaling approximately 375 hectares located in the Thunder Bay Mining District of Northern Ontario, approximately 45km south of Manitouwadge and 20km north of Hemlo Gold Mines, which are situated along the TransCanada Highway. Drivable logging roads are within 1km of the Property. The claim is now held in trust for the Company by a Director of the Company and is presently in good standing with the Ontario Ministry of Northern Development and Mines. The Company acquired its initial interest in the Property in 2001 and re-staked the Property in March 2003. As at October 31, 2009, the Company had expended $103,900 exploring the Property of which $15,262 related to staking.

As previously reported, the August 5, 2008 report from Fladgate Exploration Consulting indicated the possibility of some gold and zinc mineralization in certain of the 47 samples collected. Accordingly, a $7,500 deposit was paid in early September 2009 towards a follow-up soil sampling program to expand on the gold samples found before proceeding with more extensive exploration. In addition, we incurred expenditures of $11,055 for additional staking on the Property in the third quarter. Depending on results of these expenditures, we remain committed to the recommendations contained in the 43-101 compliant Evaluation Report dated December 6, 2005, namely a two phase exploration program as follows:

-

Phase 1 spending of $51,500 on geological surveys to explore the exhalite horizon on the Property including a TDEM (Time Domain Electromagnetic) survey centered at the Fairservice showing to test for massive sulphides bodies at depth and to do research to delineate the possible western extension of the exhalite horizon on the property; and

-	Phase 2 spending of $171,900 on extensive targeted diamond drilling, provided Phase I proves to be successful.

ITEM 1.3          SELECTED FINANCIAL INFORMATION
ITEM 1.4          RESULTS OF OPERATION FOR NINE MONTHS ENDED OCTOBER 31, 2009

The following table shows selected financial information for the nine months ended October 31, 2009 and 2008 along with the two most recently completed fiscal years:

	Nine Months Ended October 31, 2009	Nine Months Ended October 31, 2008	Year Ended January 31, 2009	Year Ended January 31, 2008
FINANCIAL POSITION
Total Assets	$ 115,727	$ 98,893	$ 101,485	$ 90,043
Total Liabilities (all current)	$ 1,132,811	$ 990,808	$ 1,053,596	$ 1,346,819
Accumulated Deficit	$ (2,683,912)	$(2,558,743)	$ (2,618,939)	$(2,423,604)
OPERATIONS
Total Revenues	Nil	Nil	Nil	Nil
Total Expenses / Net Loss	$ (64,973)	$ (135,139)	$ (195,335)	$ (156,658)
Net loss per share	$ (0.01)	$ (0.24)	$ (0.05)	$ (0.28)

Discussion of Results of Operation for Nine Months Ended October 31, 2009

The following results should be read in conjunction with the interim unaudited financial statements and related notes for the nine months ended October 31, 2009 contained herein and the audited financial statements for the year ended January 31, 2009.

		Nine Months		Nine Months
		Ended		Ended
		October 31, 2009		October 31, 2008
Revenue	$	Nil	$	Nil
Expenses
Amortization and accretion		$11,100		$9,497
Management fees		45,000		37,500
Office administration and travel		29,156		37,004
Professional fees		22,702		45,942
Transfer agent and filing fees		8,696		5,196
Sub-total		(116,654)		(135,139)
Write-off accounts payable		51,681		-

Total Expenses / Net Loss		$(64,973)		$(135,139)

Revenue
The Company is in the exploration stage and has not generated any revenues since inception.

Expenses and Net Loss
The Company reported a net loss of $64,973 for the nine months ended October 31, 2009 compared to $135,139 in the same period last year. This $70,166 decrease in net loss resulted from lower operating expenses (net) and an accounts payable write-off as follows:

-	decrease of $7,848 in office administration and travel expenses primarily due to reduction in management travel.
-

decrease of $23,240 in professional fees (legal, audit and accounting) due to relatively low activity levels in 2009 and higher costs in 2008 from delayed billings of prior year thereby distorting the comparison somewhat.

-	accounts payable write-off from 2001 totaling $51,681

partially offset by higher expenses as follows:

-	increase of $1603 in accretion of convertible promissory note due to re-calculation of the equity component following extension of the maturity date to January 31, 2011.
-	increase of $7,500 in management fees following execution of a new agreement
-	increase of $3,500 in transfer agent and filing fees due to on-going public company requirements

ITEM 1.5          SUMMARY OF QUARTERLY RESULTS

The following table shows operating results for the eight most recently completed quarter ends:

	3rd Qtr ended Oct. 31 09	2nd Qtr ended July 31 09	1st Qtr ended Apr. 30 09	4th Qtr ended Jan 31 09	3rd Qtr ended Oct. 31 08	2nd Qtr ended July 31 08	1st Qtr ended Apr. 30 08	4th Qtr ended Jan. 31 08
Total Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Income (Loss)	($36,505)	$12,412	($40,880)	($60,195)	($42,461)	($49,170)	($43,509)	($40,684)
Net loss per share	( $0.00)	$0.00	$0.00	($0.01)	($0.02)	($0.09)	($0.08)	($0.08)

1.6          LIQUIDITY

1.7          CAPITAL RESOURCES

Working Capital	As At	As At
	October 31, 2009	January 31, 2009

Current assets	$3,673	$7,392
Current liabilities	(1,132,811)	(1,053,596)

Working capital (deficiency)	$(1,129,138)	$(1,046,204)

During the nine months ended October 31, 2009 , the working capital deficiency increased by $82,934 due to combination of increased amounts owing to related parties and decreased accounts payable due to the write-off.

Cash Flow	Nine Months	Nine Months
	Ended	Ended
	October 31, 2009	October 31, 2008

Net cash used in Operating Activities	$(110,353)	$(126,611)
Net cash used in Investing Activities	(18,555)	(14,906)
Net cash provided by Financing Activities	125,220	138,479
Decrease in Cash during the Period	$(3,688)	$(3,038)

Cash, Beginning of Period	4,856	5,999
Cash, End of Period	$1,168	$2,961

At October 31, 2009, the Company’s cash position was $1,168 compared to $4,856 at January 31, 2009. The $3,688 decrease in cash in 2009 and $3038 decrease in cash in 2008 resulted from the following activities:

(i)	Net cash used in operating activities of $110,353 in 2009 and $126,611 in 2008 was primarily due to operating losses in both years.

(ii)	Net cash used in investing activities of $18,555 in 2009 and $14,906 in 2008 from expenditures on a soil sampling program in both years plus additional staking in 2009.

(iii)

Net cash provided by financing activities of $125,220 in 2009 and $138,479 in 2008. The 2009 funding came from related parties and the 2008 came from shares issued for cash net of loan re-payments to related parties.

Anticipated Cash Requirements

Over the next 12 months, the Company has estimated its minimum cash requirements as follows:

Operating Expenses
Management fees	$60,000
Professional fees	31,000
General, administration and other expenses	55,000
$146,000
Mineral exploration	6,000

Total	$152,000

The follow-up soil sampling program will require an estimated $6,000 to expand on the gold samples found during the May 2008 testing. We also anticipate spending approximately $146,000 for on-going management, professional fees and administration of our corporate affairs during the ensuing twelve month period ending October 31, 2010.

With no operating revenues to date, the Company has financed its operations through the issuance of common shares and borrowings from Company officers and immediate family members of Company officers.

There can be no assurance that additional financing will be available when needed or, if available, on commercially reasonable terms. If the Company is unable to obtain additional financing on a timely basis, either through issuance of more common shares or obtaining additional advances from related parties, the Company may not be able to meet its obligations as they come due and may be forced to scale down or perhaps even cease business operations.

To a significant extent, the Company’s ability to raise capital is also affected by trends and uncertainties beyond its control. These include the market prices for base and precious metals and results from our exploration programs. The Company’s ability to reach its business objectives may be significantly impaired if prices for metals such as gold, copper and platinum fall or if results from the intended exploration programs on the Dotted Lake Property are unsuccessful.

Share Capital

a) Common Shares

There has been no change in share capital during the six months ended October 31, 2009.

b) Share Purchase Warrants

Balance		Balance
January 31,		October 31,	Exercise
2009	Issued	2009	Price	Expiry

10,000,000	-	10,000,000	$0.10	June 30, 2010

c) Stock Option Plan

As at October 31, 2009, no stock options have been granted and none are outstanding.

d) Contributed Surplus

For the nine months ended October 31, 2009, there has been no change in contributed surplus.

ITEM 1.8          OFF-BALANCE SHEET ARRANGEMENTS

None

ITEM 1.9          RELATED PARTY TRANSACTIONS

a)

As at October 31, 2009, loans payable aggregating $976,348 (January 31, 2009 - $851,128) to our officers and immediate family members of our officers were unsecured and non-interest bearing with no specific terms of repayment.

b)

As at October 31, 2009, a loan from an immediate family member of an officer of the Company in the face amount of $106,755 (January 31, 2009 - $106,755) is secured by a convertible promissory note dated February 3, 2003 and amended on both December 31, 2005 and December 31, 2007. It is non-interest bearing and now due on January 1, 2011. The note is convertible into 213,510 common shares of the Company prior to maturity at the holder’s option on the basis of one common share for each $0.50 of principal outstanding following the 1:10 share consolidation on October 23, 2007. On December 31, 2007, the maturity date was extended for an additional three years to January 1, 2011 giving rise to note modification including re-calculation of the equity component of the debt. Consequently, $64,974 was allocated to the debt component and $41,781 to the embedded conversion feature using an 18% risk-adjusted debt discount rate. The debt component continues to be accreted to its face value at maturity. Accretion expense of $10,506 has been charged to the statement of operations for the nine months ended October 31, 2009 ( nine months ended October 31, 2008 - $8,903) thereby increasing the debt component to $88,326 at October 31, 2009 (January 31, 2009 - $77,820).

c)	During the nine months ended October 31, 2009, 2008 and 2007, the Company recorded the following transactions with related parties:

	Nine Months	Nine Months	Nine Months
	Ended	Ended	Ended
	October 31, 2009	October 31, 2008	October 31, 2007

Management fees	$45,000	$37,500	$22,500
Office rent	22,500	9,000	13,500

	$67,500	$46,500	$36,000

The foregoing transactions were conducted in the normal course of business and recorded at the exchange amount, which is the consideration agreed to between the related parties.

ITEM 1.10        FOURTH QUARTER ENDED JANUARY 31, 2010

Not yet applicable

ITEM 1.11        SUBSEQUENT AND PROPOSED EVENTS

None

ITEM 1.12        CRITICAL ACCOUNTING ESTIMATES

ITEM 1.13        RECENT ACCOUNTING PRONOUNCEMENTS IN CANADA

There have been no recently adopted accounting pronouncements by the CICA that affect our financial statements since the pronouncements reported in the audited financial statements for the year ended January 31, 2009.

ITEM 1.14        FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company is engaged primarily in the mineral exploration business and manages related industry risk directly. The Company is potentially at risk for environmental reclamation and fluctuations and commodity-based market prices associated with resource property interests. Management is of the opinion that the Company addresses environmental risk and compliance in accordance with industry standards and specific project environmental requirements. There is no certainty that all environmental risks and contingencies have been addressed.

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows:

a)

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is in its cash accounts. This risk is managed through the use of a major financial institution which has high credit quality as determined by the rating agencies.

b)

Foreign exchange risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations related to its foreign activities. The Company operates primary in Canada and therefore is not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

c)

Interest rate risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in market interest rate. The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates. The fair value of the Company’s cash account is relatively small and unaffected by changes in short term interest rates. The Company’s debt is non-interest bearing and therefore not affected by changes in interest rates.

d)

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient working capital to meet its third party obligations.

ITEM 1.15        OTHER MD&A REQUIREMENTS

Management’s Responsibility for Financial Statements
The information provided in this report, including the audited financial statements for the year ended January 31, 2009, is the responsibility of our management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Our management believes such estimates have been based on careful judgments which have been properly reflected in the financial statements contained herein.

Transition to IFRS
Our management is aware of the approaching deadlines associated with the replacement of Canadian generally accepted accounting principles with IFRS. In addition to attending relevant seminars, management has carried out a line-by-line review of the Company’s financial statements and assessed

IFRS and their adoption for 2011, and is of the opinion that, given the relative simplicity of the Company’s balance sheet, the transition to IFRS will not cause significant changes to preparation or presentation of the Company’s financial statements.

Disclosure Controls and Procedures
We maintain a set of disclosure controls and procedures designed to ensure information required to be disclosed in filings pursuant to multilateral instrument 52-109 is recorded, processed, summarized and reported within the required time periods. Our management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Our management is also responsible to ensure that information disclosed externally, including the financial statements and MD&A, is complete and reliable.

Our CEO and CFO evaluated the disclosure controls and procedures at January 31, 2009 and concluded they are operating effectively notwithstanding the Company has very limited staff. As a result, internal controls which rely on segregation of duties in many cases are not possible. Accordingly, the Company relies heavily on senior management review and approval to overcome this inherent weakness.

Business and Regulatory Risks
Our exploration program will require significant future expenditures and there is no assurance any commercial mineral quantities will be found. If we are unable to generate significant revenues from its mineral claims, continued losses are expected into the foreseeable future. There is no history upon which to base any assumption as to the likelihood we will prove successful, and there is no assurance that we will generate any revenues or ever achieve profitability. If unsuccessful in addressing these risks, the business will fail and investors could lose all of their investment in the company.

Regulatory risks include the possible delays in getting regulatory approval to the transactions that the Board of Directors believe to be in our best interest, increased fees for statutory filings, and the introduction of ever more complex reporting requirements which we must pay for in order to maintain our exchange listing.

Forward-looking statements
This Management Discussion and Analysis may contain forward-looking statements which are not statements of historical fact. The forward-looking statements are often identifiable by the use of words such as “may,” “expect,” “believe,” “anticipate” “intend,” “could,” “estimate,” or continue,” or the negative or other variations of these terms or comparable terms. Our actual results could differ materially from the anticipated results described in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are cautioned not to put undue reliance on forward-looking statements.